UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 19, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Supplemental Circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this Supplemental Circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this Supplemental Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Supplemental Circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

(1) SUPPLEMENTAL CIRCULAR TO THE CIRCULAR

DATED 24 SEPTEMBER 2012 RELATING TO NEW RESOLUTIONS

TO BE APPROVED AT THE EXTRAORDINARY GENERAL MEETING

ON 9 NOVEMBER 2012

—

PROPOSED ADOPTION OF H SHARES APPRECIATION RIGHTS SCHEME
AND

(2) SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

This Supplemental Circular should be read together with the circular of the Company dated 24 September 2012 (the “Circular”). The notice of extraordinary general meeting of the Company to be held at 2:30 p.m. on Friday, 9 November 2012 (the “EGM”) is set out on pages 52 to 59 of the Circular.

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the new proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the EGM or any adjournment thereof.

Completion and return of the new proxy form will not preclude you from attending and voting at the EGM or at any adjournment thereof should you so wish.

20 October 2012

- i -

DEFINITIONS

In this Supplemental Circular, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	means the board of directors of the Company;

“China Cargo”	means 中國貨運航空有限公司 (China Cargo Airlines Limited), a non-wholly owned subsidiary of the Company;

“Circular”	means the circular of the Company dated 24 September 2012 relating to the EGM;

“Closing Time”	has the meaning set out under Section 3 under the Letter to the Board of this Supplemental Circular;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;

“EGM”	means the extraordinary general meeting of the Company to be convened on Friday, 9 November 2012, or any adjournment thereof;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“H Shares”	means H Shares of par value of RMB1.00 each in the share capital of the Company which are listed on the Main Board of the Stock Exchange;

“H Shares Appreciation Rights”	means the shares appreciation rights granted under the Scheme or Initial Grant Scheme, representing the rights conferred to the Incentive Recipients to receive stipulated earnings from the increase in share price of H Shares, subject to the specific timeframe and conditions under the Scheme and Initial Grant Scheme;

“IFRS”	means International Financial Reporting Standards;

DEFINITIONS

“Incentive Recipients”	means certain Directors (excluding independent Directors), senior management and key technical and managerial personnel of the Group who are eligible to be granted the H Shares Appreciation Rights under the Scheme and Initial Grant Scheme;

“Initial Grant Scheme”	means the initial grant scheme of the H Shares Appreciation Rights to be adopted by the Company for Incentive Recipients;

“Latest Practicable Date”	means Friday, 19 October 2012, being the latest practicable date for ascertaining certain information referred to in this Supplemental Circular prior to the printing of this Supplemental Circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“New Proxy Form”	has the meaning set out under Section 3 under the Letter to the Board of this Supplemental Circular;

“Notice of EGM”	means the notice of EGM as set out on pages 52 to 59 of the Circular;

“Old Proxy Form”	has the meaning set out under Section 3 under the Letter to the Board of this Supplemental Circular;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“SASAC”	means the State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會);

“Scheme”	means the H Shares Appreciation Rights Scheme to be adopted by the Company for Incentive Recipients;

“Shanghai Airlines”	means 上海航空有限公司 (Shanghai Airlines Co., Ltd), a wholly owned subsidiary of the Company;

“Shareholders”	means shareholders of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Supplemental Circular”	means this supplemental circular dated 20 October 2012.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Directors:		Legal address:
Liu Shaoyong Ma Xulun Xu Zhao Gu Jiadan	(Chairman) (Vice Chairman, President) (Director) (Director)	66 Airport Street Pudong International Airport Shanghai PRC
Li Yangmin	(Director, Vice President)	Head office:
Tang Bing	(Director, Vice President)	2550 Hongqiao Road
Luo Zhuping	(Director)	Shanghai PRC
Independent non-executive Directors:
Sandy Ke-Yaw Liu		Principal place of business in Hong Kong:
Wu Xiaogen Ji Weidong Shao Ruiqing		Unit B, 31/F. United Centre 95 Queensway Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong 20 October 2012

To the Shareholders

Dear Sir or Madam,

(1) SUPPLEMENTAL CIRCULAR TO THE CIRCULAR

DATED 24 SEPTEMBER 2012 RELATING TO NEW RESOLUTIONS

TO BE APPROVED AT THE EXTRAORDINARY GENERAL MEETING

ON 9 NOVEMBER 2012

—

PROPOSED ADOPTION OF H SHARES APPRECIATION RIGHTS SCHEME

AND

(2) SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

This Supplemental Circular should be read together with the Circular which contains, amongst other things, information to be dealt with at the EGM.

LETTER FROM THE BOARD

The purposes of this circular are, amongst other things:

(1)	to provide you with further details of the Scheme; and

(2)	to give you supplemental notice of the EGM to consider and, if thought fit, to approve resolutions in relation to the Scheme.

Save for the inclusion of the new resolutions as set out in this Supplemental Circular, all information and contents set out in the Circular and the Notice of EGM remain unchanged.

2.	PROPOSED ADOPTION OF THE SCHEME

Reference is made to the Company’s announcement dated 28 August 2012 in relation to the proposed adoption of the Scheme. The Scheme was approved by SASAC recently, and is still subject to Shareholders’ approval at the EGM.

A summary of the major terms of the proposed Scheme is set out below:

Effective date of the Scheme	the date on which the Scheme is: (1) approved by SASAC; and (2) approved by the Shareholders at general meeting.

Duration of the Scheme	10 years from the effective date of the Scheme.

Incentive Recipients	certain Directors (excluding independent Directors), senior management and key technical and managerial personnel of the Group who have a material impact on the Company’s overall results and continued development, subject to final decision of the Board.

Limit of H Shares Appreciation Rights to be granted	(1)	the total number of all grants of H Shares Appreciation Rights under the Scheme may not exceed ten percent (10%) of the total issued share capital of the Company as of the effective date of the Scheme;

	(2)	the aggregate H Shares Appreciation Rights received through the Scheme by any Incentive Recipient may not exceed one percent (1%) of the total issued share capital of the Company as of the effective date of the Scheme, unless otherwise approved by special resolution of a general meeting of the Shareholders; and

LETTER FROM THE BOARD

(3)	the total number of the initial grant of H Shares Appreciation Rights may not exceed one percent (1%) of the total issued share capital of the Company as of the effective date of the Scheme.

Date and manner of grant	every two years in principle, with the specific date of grant determined by the Board in accordance with relevant regulations.

Validity period of the H Shares Appreciation Rights	5 years from the date of grant as determined by the Board.

Lock up period	24 months after the date of grant.

Exercise period	5 years from the date of grant excluding the lock up period.

Effective exercise date	the date of the second anniversary, third anniversary and fourth anniversary from the date of grant during the exercise period.

H Shares Appreciation Rights to be exercised at each effective exercise date	one-third of the H Shares Appreciation Rights.

Limit on the profits of the H Shares Appreciation Rights of each Incentive Recipient	During the exercise period, the maximum profits from the H Shares Appreciation Rights being granted to each Incentive Recipient shall not be more than 40% of his/her remuneration (including the profits from the H Shares Appreciation Rights) at the time of grant of such H Shares Appreciation Rights.

Reasons for adopting the Scheme and Initial Grant Scheme

The Directors are of the view that the Scheme and the Initial Grant Scheme will, amongst other things, be able to: (1) incentivise and provide more competitive remuneration for the Directors, senior management and employees of the Group; (2) attract and retain outstanding key talent, thereby improving the competitiveness of the Group’s human resources arm; and (3) promote the stable and continuous development of the business, results and strategic direction of the Group. The Board considers that the proposed terms and conditions of the Scheme and Initial Grant Scheme are fair and reasonable and in the best interests of the Company and its Shareholders as a whole.

The Initial Grant Scheme

The Board proposes that approximately 60.54 million of H Shares Appreciation Rights (representing 0.54% of the total issued shares of the Company and 1.73% of the total issued H Shares of the Company as at the end of 2011) be granted to 139 persons (comprising 7 Directors, 14 senior management and 118 key technical and managerial personnel), upon satisfaction of the conditions for the initial grant under the Initial Grant Scheme, subject to the approval of the Scheme and the Initial Grant Scheme by the Shareholders at the EGM.

LETTER FROM THE BOARD

(1)	List of grantees of the initial grant under the Initial Grant Scheme

(i)	Directors and senior management

			Number of shares granted (Ten thousand shares)	The proportion of shares granted to total shares granted under the Initial Grant Scheme	The proportion of shares granted to total issued share capital of the Company	The proportion of shares granted to total issued H Shares
	Name	Position

1	Liu Shaoyong	Chairman	100	1.65%	0.0089%	0.0286%
2	Ma Xulun	Vice Chairman, President	100	1.65%	0.0089%	0.0286%
3	Xu Zhao	Director	86	1.42%	0.0076%	0.0246%
4	Gu Jiadan	Director	86	1.42%	0.0076%	0.0246%
5	Li Yangmin	Director, Secretary of the party committee, Vice President	86	1.42%	0.0076%	0.0246%
6	Tang Bing	Director, Vice President	86	1.42%	0.0076%	0.0246%
7	Luo Zhuping	Director	86	1.42%	0.0076%	0.0246%
8	Ba Shengji	Deputy secretary of the party committee, Discipline inspection commission secretary	71	1.17%	0.0063%	0.0203%
9	Shu Mingjiang	Vice President	71	1.17%	0.0063%	0.0203%
10	Wu Yongliang	Vice President, Chief Financial Officer	71	1.17%	0.0063%	0.0203%
11	Tian Liuwen	Vice President, President of Shanghai Airlines	71	1.17%	0.0063%	0.0203%
12	Hu Jidong	Chairman of the labour union	71	1.17%	0.0063%	0.0203%
13	Shan Chuanbo	Chief economic manager	57	0.94%	0.0051%	0.0163%
14	Dong Bo	Sales director	57	0.94%	0.0051%	0.0163%
15	Cai Yang	Chief information director	57	0.94%	0.0051%	0.0163%
16	Feng Liang	Chief engineer	57	0.94%	0.0051%	0.0163%
17	Guo Lijun	Chief legal advisor	57	0.94%	0.0051%	0.0163%
18	Wang Jian	Board secretary	57	0.94%	0.0051%	0.0163%
19	Sun Youwen	Chief pilot	57	0.94%	0.0051%	0.0163%
20	Chu Yang	Assistant to the President	57	0.94%	0.0051%	0.0163%
21	Luo Weide	Deputy routine coordinator, Deputy leader of team of second- stage supporting construction in western district of Hongqiao	57	0.94%	0.0051%	0.0163%

LETTER FROM THE BOARD

(ii)	Key technical and managerial personnel

Personnel hierarchy	Number of personnel	Average number of shares granted per person (Ten Thousands shares)	Total number of shares granted in each hierarchy level (Ten thousands shares)	Proportion of total amount of shares granted in each hierarchy level to total amount of H Shares Appreciation Rights granted under the Initial Grant Scheme	Proportion of total amount of shares granted in each hierarchy level to total issued share capital of the Company	Proportion of total amount of shares granted in each hierarchy level to total issued H Shares

Chief positions of 1st level branches	13	57	741	12.24%	0.07%	0.21%

Deputy manager, Deputy director, Vice chairman of the labour union, Chief positions of 2nd level branches, Chief positions of institutional departments	55	43	2,365	39.07%	0.21%	0.68%

Deputy positions on the Marketing Committee, Regional chief positions on the Marketing Committee, Chief positions in the main departments of the Marketing Committee, Chief positions in the main operating departments of the Marketing Committee, Deputy marketing positions in branches and subsidiaries; Deputy marketing positions in China Cargo, Chief positions in China Cargo’s marketing department, Chief positions in China Cargo’s main operating departments, Chief positions in China Cargo’s main branches and subsidiaries	50	29	1,450	23.95%	0.13%	0.41%

LETTER FROM THE BOARD

(2)	Exercise Price of the H Shares Appreciation Rights

In accordance with the relevant regulations and the Scheme to be adopted by the Company, the exercise price of the H Shares Appreciation Rights shall be the highest of the following:

(i)	the closing price of the H Shares on the Stock Exchange as at the date of the grant of the H Shares Appreciation Rights;

(ii)	the average closing price of the H Shares on the Stock Exchange for the five trading days immediately preceding the date of grant of the H Shares Appreciation Rights; or

(iii)	the par value of a H Share.

(3)	Conditions of grant

(a)	None of the following has occurred to the Company:

(i)	the certified public accountants of the Company having provided an adverse opinion or a disclaimer of opinion in the Company’s financial and accounting report for the latest three years;

(ii)	the imposition of administrative penalties by the securities regulatory authorities on the Company due to material non-compliance with laws and regulations during the latest three years; and/or

(iii)	any other circumstance which, in the opinion of the securities regulatory authorities, relevant government departments or judicial organs would render the implementation of the Scheme impossible.

(b)	None of the following has occurred to the respective Incentive Recipient:

(i)	the performance of the Incentive Recipient in the year of performance appraisal under the Initial Grant Scheme has not attained a “pass” grade or above, pursuant to the performance appraisal method of the Company;

(ii)	public censure or declaration as an improper candidate by the Stock Exchange during the latest three years;

(iii)	imposition of administrative penalties by the securities regulatory authorities on the Incentive Recipient due to material non-compliance with laws and regulations during the latest three years; and/or

(iv)	the Incentive Recipient is prohibited from being an incentive recipient by the regulatory authorities.

LETTER FROM THE BOARD

(c)	The 2011 operating results of the Company have met the following three conditions:

(i)	the return on equity (ROE) for year 2011 calculated in accordance with the IFRS shall not be lower than 10% and shall not be lower than the 50th percentile of the peer benchmark companies for year 2011;

(ii)	the growth rate of the revenue for year 2011 calculated in accordance with the IFRS shall not be lower than 9% and shall not be lower than the 50th percentile of the peer benchmark companies for year 2011; and

(iii)	the ratio of airline traffic revenue to total revenue for year 2011 calculated in accordance with the IFRS shall not be lower than 85%.

General

Pursuant to the Scheme and the Initial Grant Scheme, the Incentive Recipients will be granted certain H Shares Appreciation Rights. Each unit of H Shares Appreciation Rights is notionally linked to one H Share and represents the rights conferred to the relevant Incentive Recipient to receive in cash stipulated earnings from the increase in market share price of the relevant H Share. However, no H Shares will actually be issued to any Incentive Recipient. The Scheme and the Initial Grant Scheme do not involve the grant of options over new shares or other new securities issuable by the Company (or any of its subsidiaries) and therefore, it does not fall within the ambit of, and is not subject to, the regulations of Chapter 17 of the Listing Rules.

The above lists of Incentive Recipients and their entitlements for the initial grant under the Initial Grant Scheme are proposals only as at the Latest Practicable Date, and the Board currently plans to determine the date of grant for the Initial Grant Scheme after the Scheme and the Initial Grant Scheme have been approved by the Shareholders at the EGM, and further announcement(s) will be made by the Company in due course accordingly. As at the Latest Practicable Date, the proposed grant of the H Shares Appreciation Rights to the Incentive Recipients had been approved by the independent non-executive Directors and no Incentive Recipients of the initial grant under the Initial Grant Scheme holds more than 5% of the shares of the Company carrying voting rights in the Company

All the Directors (save for the independent non-executive Directors) had abstained from voting regarding the resolutions approving the adoption of the Scheme and the Initial Grant Scheme, as all of them are eligible as Incentive Recipients.

The Scheme and the initial grant under the Initial Grant Scheme are subject to the Shareholders’ approval at the EGM. In addition, to ensure the smooth implementation of the Scheme and the initial grant under the Initial Grant Scheme, the grant of authority to the Board to deal with the relevant matters of the Scheme and the Initial Grant Scheme is also subject to the Shareholders’ approval at the EGM.

LETTER FROM THE BOARD

3.	NEW PROXY FORM

Since the proxy form for the EGM (the “Old Proxy Form”) sent together with the Notice of EGM does not contain the newly added resolutions as set out in this Supplemental Circular to be approved at the EGM, a new proxy form for the EGM (the “New Proxy Form”) has been prepared and is enclosed with this Supplemental Circular.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the EGM or any adjournment thereof (the “Closing Time”).

A Shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

A Shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)	If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the EGM other than those referred to in the Notice of EGM and the Old Proxy Form, including the newly added resolutions as set out in this Supplemental Circular.

(ii)	If the New Proxy Form is lodged with the Company’s registrar before Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

(iii)	If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, Shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such Shareholders wish to vote at the EGM, they will have to attend in person and vote at the EGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude Shareholders from attending and voting in person at the EGM or at any adjournment thereof should they so wish.

LETTER FROM THE BOARD

4.	RESPONSIBILITY STATEMENT

This Supplemental Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this Supplemental Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Supplemental Circular misleading.

5.	DOCUMENTS FOR INSPECTION

Copies of the Scheme terms (in Chinese, an English translation of which is provided in Appendix I of this Supplemental Circular) and the Initial Grant Scheme terms (in Chinese, an English translation of which is provided in Appendix II of this Supplemental Circular) are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this Supplemental Circular.

6.	RECOMMENDATIONS

The Board considers that the newly added resolutions proposed at the EGM (as set out in the supplemental notice of EGM on pages 53 to 55 of this Supplemental Circular) are in the best interests of the Company and its Shareholders as a whole, and recommend the Shareholders to vote in favour of the newly added resolutions at the EGM accordingly.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

APPENDIX I H SHARES APPRECIATION RIGHTS SCHEME

The following is an English translation of the terms of the Scheme to be approved and adopted at the EGM. The terms of the Scheme were drafted in Chinese and is available for inspection in accordance with the arrangements set out in paragraph 5 under the Letter to the Board of this Supplemental Circular, and this English translation is provided for your reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

H SHARES APPRECIATION RIGHTS SCHEME
OF

CHINA EASTERN AIRLINES CORPORATION LIMITED

(DRAFT)

CHINA EASTERN AIRLINES CORPORATION LIMITED
OCTOBER 2012

APPENDIX I H SHARES APPRECIATION RIGHTS SCHEME

SPECIAL NOTICE

1.	China Eastern Airlines Corporation Limited has formulated the “H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited (Draft)” (hereinafter referred to as the “Scheme”) pursuant to the “Company Law of the People’s Republic of China” (中華人民共和國公司法), the “Securities Law of the People’s Republic of China” (中華人民共和國證券法), “Interim Measures on the Implementation of Incentive Stock Scheme for State-owned Holding Companies Listed Overseas” (國有控股上市公司（境外）實施股權激勵試行辦法) and the “Notice on Several Issues on Regulating the Stock Incentive Program of the State-owned and Controlled Listed Companies” (關於規範國有控股上市公司實施股權激勵制度有關問題的通知) and other relevant laws, rules, regulations, regulatory documents and the articles of association of the Company.

2.	The Scheme provides incentives by way of H Shares Appreciation Rights, which shall be granted in batches to become effective separately.

3.	Grant under the Scheme will be in batches from the date of approval at the general meeting. The Scheme shall be valid for a period of 10 years and Share Appreciation Rights shall be granted every two years in principle, with each specific Date of Grant to be determined by the Board in accordance with relevant regulations.

4.	The Lock-up Period shall be the interval between the Date of Grant and the first effective exercise date of the Share Appreciation Rights. The Lock-up Period has a term of two years, i.e. no Share Appreciation Rights shall be exercised within two years from the Date of Grant. It is intended that the Share Appreciation Rights granted to the incentive recipients shall be effective in three batches in the proportion of 1/3, 1/3 and 1/3, respectively, within the third to fifth year after the expiration of two years since the Date of Grant of the Share Appreciation Rights. The effective exercise date of each batch shall be on the date of the second anniversary, third anniversary and fourth anniversary from the Date of Grant (if the anniversary day is not a Trading Day, the effective exercise date shall be postponed to the first Trading Day immediate following the relevant anniversary day). The Share Appreciation Rights granted under the Scheme shall be valid for 5 years from the Date of Grant as determined by the Board.

5.	Incentive recipients of the Scheme include Directors and senior management and key technical and managerial personnel of the Company who have a material impact on the Company’s overall results and continuous development. All the above personnel shall be employees of the Company or its subsidiaries. The Board has the right to make final decisions on the list of incentive recipients to be granted the Share Appreciation Rights.

6.	During the effective exercise period, the maximum profits from the Share Appreciation Rights being granted to each incentive recipient shall not be more than 40% of his/her total remuneration (including the profits from the Share Appreciation Rights) at the time of grant of such Share Appreciation Rights.

APPENDIX I H SHARES APPRECIATION RIGHTS SCHEME

7.	The total number of all grants of Share Appreciation Rights under the Scheme, together with the total number of Shares of the Company in relation to other equity incentive plans of the Company in effect (if any), may not exceed 10% of the total issued share capital of the Company as of the date of approval of the Scheme. Share Appreciation Rights granted to any incentive recipient during any 12-month period may not exceed 1% of the total issued share capital of the Company, unless otherwise approved by way of special resolution at a general meeting. The total number of the initial grant of Share Appreciation Rights may not exceed 1% of the total issued share capital of the Company as of the date of approval of the Scheme.

APPENDIX I H SHARES APPRECIATION RIGHTS SCHEME

CONTENT

Chapter 1	Definition	16

Chapter 2	General Provisions	18

Chapter 3	Incentive Models, Effective Period and Conditions of Implementation of the Scheme	19

Chapter 4	Basis of Determination and the Scope of Incentive Recipients	20

Chapter 5	Grant of Share Appreciation Rights	21

Chapter 6	Exercise Price of the Share Appreciation Rights and its Determination Method	23

Chapter 7	Conditions of Grant and Exercise of the Share Appreciation Rights	24

Chapter 8	Exercise of the Share Appreciation Rights	25

Chapter 9	Transfer of Share Appreciation Rights	27

Chapter 10	Adjustment to the Share Appreciation Rights	27

Chapter 11	Treatment under Special Circumstances	30

Chapter 12	Modification and Termination of the Scheme	31

APPENDIX I H SHARES APPRECIATION RIGHTS SCHEME

CHAPTER 1 DEFINITION

In the H Shares Appreciation Rights Scheme of the Company, the following expressions shall have the meanings set out below:

“the Scheme”	the H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited, hereinafter also referred to as “Share Appreciation Rights Scheme”.

“the Company”	China Eastern Airlines Corporation Limited, hereinafter also referred to as “CEA”, “the Company”, “Listed Company”.

“Share(s)”	ordinary share(s) of RMB1.00 each of the Company, also referred to as “Ordinary Share(s)”.

“Tradable H Share(s)”	the issued ordinary share(s) of the Company being traded on The Stock Exchange of Hong Kong Limited, also referred to as “H Share(s)”.

“Share Appreciation Rights”	also referred to as “Appreciation Rights”. The rights conferred to the incentive recipients by the Company to receive stipulated profits from the increase in share price, subject to specific timeframe and conditions. The incentive recipients are entitled to exercise or give up such rights, but such rights may not be transferred, pledged or used to repay debt.

“Units of Share Appreciation Rights”	the basic unit in appreciation on the tradable shares of the Company to be obtained under the Scheme, also referred to as “number of shares”.

“Scheme Effective Date”	the date as stipulated in Clause 2 of Chapter 3 of the Scheme.

“Scheme Period”	the period as stipulated in Clause 2 of Chapter 3 of the Scheme.

“Board”	the Board of directors of the Company.

“Supervisory Committee”	the supervisory committee of the Company.

“Director(s)”	the member(s) of the Board of the Company.

“Supervisor(s)”	the member(s) of the Supervisory Committee of the Company.

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“Nomination and Remuneration Committee”	the dedicated committee established under the Board, the members of which shall be Directors and shall be appointed by the Board.

“Grantee(s)”	the recipient(s) who has/have been granted Share Appreciation Rights under the Scheme.

“Date of Grant”	the date on which the Share Appreciation Rights are granted to the Grantee(s) pursuant to the Scheme.

“Effective Date of Share Appreciation Rights”	the date(s) in respect of part or all the granted Appreciation Rights on or after which the holder(s) of such Appreciation Rights is/are entitled to the profits from the increase in share price according to the provisions under the Scheme.

“Exercise Date”	the date on which Share Appreciation Rights can be exercised at the exercise price.

“Exercise”	the exercise of Share Appreciation Rights.

“Lapse Date”	the date on which the Share Appreciation Rights shall lapse as provided in the Scheme.

“Effective Period”	the period from the Date of Grant to the Lapse Date of Share Appreciation Rights.

“Lock-up Period”	the period from the Date of Grant until the Effective Date of Share Appreciation Rights, during which no Share Appreciation Rights shall be exercised.

“Window Period”	the period during which a Grantee shall be allowed to exercise effective Share Appreciation Rights.

“Fair Market Price”	the fair market price of the Tradable H Share of the Company on a particular Trading Day refers to the closing price of H Shares of the Company on The Stock Exchange of Hong Kong Limited on such day, unless otherwise determined by the Scheme.

“Trading Day”	the date on which The Stock Exchange of Hong Kong Limited is open for trading marketable securities.

“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council.

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

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CHAPTER 2 GENERAL PROVISIONS

I.	With a view to further enhancing the Company’s corporate governance structure, establishing and optimizing the long-term incentive mechanism of the Company, fully activating the management team and key technical talents, better protecting the interests of the Company and its shareholders and achieving the goal of the Company’s development plan, the Company has formulated the “H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited (Draft)” pursuant to the “Company Law of the People’s Republic of China” (中華人民共和國 公司法), the “Securities Law of the People’s Republic of China” (中華人民共和國證券 法), “Interim Measures on the Implementation of Incentive Stock Scheme for State-owned Holding Companies Listed Overseas” (國有控股上市公司（境外）實施股 權激勵試行辦法) and the “Notice on Several Issues on Regulating the Stock Incentive Program of the State-owned and Controlled Listed Companies” (關於規範國有控股 上市公司實施股權激勵制度有關問題的通知 ) and other relevant laws, rules, regulations, regulatory documents and the articles of association of the Company.

II.	The Scheme has been considered and approved, and authorization for implementation thereof has been given to the Board, at the general meeting of the Company upon consideration and approval by the Board and the SASAC.

III.	Purpose of the Scheme

1.	To establish a long-term incentive mechanism that links the remuneration of the senior management and key personnel of the Company with the operating results of the Company through the implementation of an equity incentive plan, so as to align the interests of the shareholders, the Company and the individuals, promote steady growth of the Company’s results and ensure the realization of the Company’s development strategies and operation goals, thereby bringing sustainable returns to the shareholders and maximizing shareholders’ value.

2.	To provide more competitive remuneration package to the senior management and key technical personnel of the Company through the implementation of an equity incentive plan, so as to fully activate the management and key personnel, attract and retain outstanding managerial and business personnel, thereby further strengthening and enhancing the competitive advantages of the Company’s talents arm and laying a sound human resources foundation for the development of the Company.

3.	To establish and optimize a value allocation system with both incentives and limitations through the implementation of an equity incentive plan, so as to motivate Directors and senior management of the Company and key technical and managerial personnel who have a direct impact on the Company’s overall results and continuous development to work diligently and in good faith and enhance the overall standard of management of the Company, thereby promoting steady growth of the Company’s results and ensuring the realization of the Company’s development strategies and operation goals.

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IV.	The Scheme shall adhere to the following principles:

1.	To adhere to regulatory procedures stipulated by the law, ensure openness and transparency and comply with the laws, regulations and the articles of association;

2.	To align the interests of the shareholders, the Company and the incentive recipients, insist on safeguarding the shareholders’ and the Company’s interests, maintain and increase the state-owned capital, which will be beneficial to the continuous development of the Listed Company, so as to bring sustainable returns to the shareholders in a more efficient manner;

3.	To maintain the combination of incentives and limitations as well as the balance between risks and returns, so as to provide more incentives to the management of the Listed Company as appropriate;

4.	To proceed in a practical and regulated manner, progress steadily and improve continuously.

CHAPTER 3 INCENTIVE MODELS, EFFECTIVE PERIOD AND CONDITIONS OF IMPLEMENTATION OF THE SCHEME

I.	Incentive models

The Scheme provides incentives by way of H Shares Appreciation Rights, which shall be granted in batches to become effective separately.

II.	Effective period and conditions of implementation of the Share Appreciation Rights Scheme

The implementation of the Share Appreciation Rights Scheme is conditional on the fulfillment of the following conditions: (1) approval of the Scheme being granted by the SASAC; and (2) the Shares Appreciation Rights Scheme being approved and adopted at a general meeting of the Company by way of a resolution. The Scheme Effective Date shall be the date on which the above conditions are fulfilled. The Scheme shall be valid for a period of ten (10) years commencing on the Scheme Effective Date. Share Appreciation Rights shall be granted every two years in principle, with each specific Date of Grant to be determined by the Board in accordance with relevant regulations. Each implementation of the Scheme shall satisfy the following conditions:

1.	there are no circumstances where the certified public accountant has provided an adverse opinion or a disclaimer of opinion on the annual financial report of the Company;

2.	there are no circumstances where administrative penalties are imposed by the securities regulatory authorities on the Company due to material non-compliance with laws and regulations;

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3.	there are no circumstance which, in the opinion of the securities regulatory authorities, relevant government departments or judiciary organs, would render the implementation of the Scheme impossible;

4.	the Company’s performance indicators have satisfied the conditions of implementation during each performance appraisal year for the Scheme.

CHAPTER 4 BASIS OF DETERMINATION AND THE SCOPE OF INCENTIVE RECIPIENTS

I.	Basis of determination of incentive recipients

1.	Legal basis of determination of incentive recipients

The determination of incentive recipients shall base on the relevant laws, rules, regulations, regulatory documents and articles of association, including the “Interim Measures on the Implementation of Incentive Stock Scheme for State-owned Holding Companies Listed Overseas” (國有控股上市公司(境外)實施股權激勵試行辦法) and the “Notice on Several Issues on Regulating the Stock Incentive Program of the State-owned and Controlled Listed Companies” (關於規範國有控股上市公司實施股權激勵制度有關問題 的通知).

2.	Internal principles of determination of incentive recipients

Depending on their importance to the business development of the Company, incentive recipients primarily include key personnel in key positions necessary for the accomplishment of the strategic objectives of the Company. In this respect, the specific number of incentive recipients and that of the Share Appreciation Rights to be granted shall be subject to annual adjustment depending on the changes in development of the Company’s business and the performance assessment results of the relevant individuals. The Board shall have the right to make the final decision.

II.	Scope of incentive recipients

In principle, recipients of the Share Appreciation Rights shall include:

1.	the Directors (excluding independent Directors) of the Listed Company;

2.	the senior management of the Company who have assumed leading responsibilities with respect to decision-making, operations and management of the Company, including the President, Vice President, Chief Financial Officer, Chief pilot, Chief engineer, Chief information director, Chief economic manager, Chief legal adviser, Board secretary and other senior management of the same level as the above positions;

3.	the managerial and key technical personnel of the Company as determined by the Board based on the characteristics and development needs of the Company.

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Where a person in charge of the parent company of the Company (being the holding company) holds office in the Company, such person shall be entitled to participate in the Scheme on the condition that he/she may participate in the equity incentive plan of only one listed company. The scope of the incentive recipients shall be conclusively determined by and construed according to the interpretations of the Board.

III.	The following persons shall not participate in the equity incentive plan of the Company:

1.	personnel not being employed by the Company or the Listed Company (including employees of the controlling shareholder);

2.	Supervisors and independent Directors, as well as external Directors who are not employed by the holding company of the Listed Company;

3.	any substantial shareholder, actual controller and their immediate family members holding five per cent (5%) or more of the Shares of the Listed Company on the Date of Grant of the Share Appreciation Rights, except for those being approved by way of voting at the general meeting (where connected shareholders shall abstain from voting);

4.	a person whose performance in the year prior to the grant of Share Appreciation Rights has not attained a “pass” grade or above, pursuant to the performance appraisal method of the Company;

5.	a person who has been publicly censured or declared as an improper candidate by the Stock Exchange during the latest three years;

6.	a person who has been imposed against administrative penalties by the securities regulatory authorities due to material non-compliance with laws and regulations during the latest three years;

7.	a person who is prohibited from being an incentive recipient by the regulatory authorities.

CHAPTER 5 GRANT OF SHARE APPRECIATION RIGHTS I.

Number of Share Appreciation Rights to be granted

The total number of all grants of Share Appreciation Rights under the Scheme depends on the various factors such as expected return and the fair value of Units of Share Appreciation Rights under the grant by the Company under the Scheme.

The number of Share Appreciation Rights granted under the Scheme shall also be subject to the following limitations:

(1)	the total number of all grants of Share Appreciation Rights under the Scheme may not exceed ten percent (10%) of the total issued share capital of the Company as of the Scheme Effective Date;

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(2)	the aggregate Share Appreciation Rights received through the Scheme by any incentive recipient may not exceed one percent (1%) of the total issued share capital of the Company as of the Scheme Effective Date, unless otherwise approved by way of special resolution at a general meeting,

(3)	the total number of the initial grant of Share Appreciation Rights may not exceed one percent (1%) of the total issued share capital of the Company as of the Scheme Effective Date.

If any grant of Share Appreciation Rights would render:

(1)	the number of Units of Share Appreciation Rights (number of shares) granted under the Scheme to exceed ten per cent (10%) of the total issued share capital of the Company, the Company shall not offer or grant any form of Share Appreciation Rights under the Scheme;

(2)	the number of Share Appreciation Rights (including exercised and outstanding) granted to a particular person within any 12-month period during the Scheme Period to exceed one percent (1%) of the total issued share capital of the Company, the Company shall not grant any more Share Appreciation Rights to such person under the Scheme.

Provided that the maximum number as stipulated by the previous paragraph is not exceeded, the number of Share Appreciation Rights to be granted to any person may be adjusted with reference to the performance appraisal results of such person.

In case of any capitalization issue, bonus issue, sub-division, consolidation, placing of Shares or issuance of new shares of the Company during the Scheme Period, the number of Share Appreciation Rights and the number of Shares in respect thereof shall be adjusted in accordance with the relevant regulations of the Scheme.

II.	Time limit on the grant and Exercise of Share Appreciation Rights

The Board shall not grant Share Appreciation Rights to employees after a price-sensitive event has occurred or if a price-sensitive matter may arise as an outcome of a resolution, until such time that the price-sensitive information has been announced or disclosed pursuant to the disclosure requirements of the listing rules of the Stock Exchange. No Share Appreciation Rights granted shall be exercised by a holder of such Share Appreciation Rights who has become aware of such price-sensitive information until the relevant announcement has been made.

The Date of Grant and Exercise Date of the Share Appreciation Rights shall be a Trading Day, and shall not fall within any of the following periods:

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(1)	the date of a Board meeting for the approval of the annual results, half-year results, quarterly results or other interim results of the Company; (2) the deadline by which the Company is required by the listing rules to publish its annual results, half-year results, quarterly results or any other interim results announcement. Such time limit shall end on the actual announcement date of the Company. The time limit on the grant or Exercise of Share Appreciation Rights shall include the period for which the publication of results is postponed.

III.	Confirmation of grant of Share Appreciation Rights

Grant of Share Appreciation Rights shall be notified to the Grantees in written form as determined by the Board. A notice of grant of Share Appreciation Rights shall specify the time of grant, shares in respect of the Share Appreciation Rights, quantity of grant, exercise price of the shares and conditions to be fulfilled by the Grantee for holding the Share Appreciation Rights, and the principal terms of the Scheme.

If a Grantee fails to accept the grant in accordance with the procedures as set out on the notice of grant of Share Appreciation Rights within the prescribed time, the offer of such Share Appreciation Rights shall be deemed as unaccepted and shall become void.

CHAPTER 6 EXERCISE PRICE OF THE SHARE APPRECIATION RIGHTS AND ITS DETERMINATION METHOD

I.	Determination of the exercise price

The exercise price of the Share Appreciation Rights shall be determined with reference to the Fair Market Price. The exercise price of the Share Appreciation Rights (granted in respect of H Shares of the Company) shall be the highest of the following:

(1)	the closing price of the H Shares of the Company as stated in the daily quotation sheet of the Stock Exchange on the Date of Grant;

(2)	the average closing price of the H Shares of the Company as stated in the daily quotation sheet of the Stock Exchange for five consecutive Trading Days prior to the Date of Grant; or

(3)	the par value of a H Share of the Company.

II.	Adjustment to the exercise price

In case of any distribution of dividend, capitalization issue, bonus issue, sub-division, consolidation, placing of Shares or issuance of new Shares of the Company during the Effective Period of the Share Appreciation Rights, the exercise price shall be adjusted in accordance with the relevant regulations of the Scheme.

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CHAPTER 7 CONDITIONS OF GRANT AND EXERCISE OF THE SHARE APPRECIATION RIGHTS

I.	Conditions of grant and Exercise

1.	None of the following has occurred to the Company:

(1)	the certified public accountant having provided an adverse opinion or a disclaimer of opinion on the annual financial and accounting report for the latest three years;

(2)	the imposition of administrative penalties by the securities regulatory authorities due to material non-compliance with laws and regulations during the latest three years;

(3)	any other circumstance which, in the opinion of the securities regulatory authorities, relevant government departments or judiciary organs would render the implementation of the Share Appreciation Rights Scheme impossible.

2.	None of the following has occurred to the incentive recipients:

(1)	the performance of the incentive recipient in the year prior to the grant under the Scheme has not attained a “pass” grade or above, pursuant to the corresponding performance appraisal method of the Company;

(2)	public censure or declaration as an improper candidate by the Stock Exchange during the latest three years;

(3)	the imposition of administrative penalties by the securities regulatory authorities on the incentive recipient due to material non-compliance with laws and regulations during the latest three years;

(4)	the incentive recipient is prohibited from being an incentive recipient by the regulatory authorities.

3.	Results of the Company have met the appraisal requirements

The Board shall have the right to set particular performance indicators and targets based on the specific conditions of the Company’s business, and use the same as additional effective conditions for the Share Appreciation Rights, and adjust the number of Share Appreciation Rights to become effective with reference to the satisfaction of performance-related criteria. Specific performance-related criteria shall be determined and notified to the employees by the Board upon the grant of Share Appreciation Rights. The performance-related criteria, once determined, shall not be freely amended. In case of special circumstances where amendment is necessary, the consent from state-owned assets supervision and administration regulatory authority shall be obtained for such amendment.

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II.	Effective Period, Lock-up Period and Effective Period arrangement of the Share

Appreciation Rights

The Share Appreciation Rights granted under the Scheme shall be valid for a period of five (5) years from the Date of Grant as determined by the Board. The Lock-up Period of the Share Appreciation Rights granted under the Scheme shall be the 24 months from the Date of Grant, during which no Share Appreciation Rights shall be exercised. Subject to the satisfaction of performance appraisal indicators, incentive recipients may exercise their Share Appreciation Rights in equal installments within three years (36 months) after the expiration of the Lock-up Period. The effective arrangement is detailed as follows:

(1)	by the end of the second anniversary (24 months), 1/3 of the Share Appreciation Rights being granted to each Grantee under that grant shall become effective;

(2)	by the end of the third anniversary (36 months), 1/3 of the Share Appreciation Rights being granted to each Grantee under that grant shall become effective;

(3)	the remaining 1/3 of the Share Appreciation Rights shall become effective by the end of the fourth anniversary (48 months) from the Date of Grant.

The effective exercise date of each batch shall be on the date of the second anniversary, third anniversary and fourth anniversary from the Date of Grant (if the anniversary day is not a Trading Day, the effective exercise date shall be postponed to the first Trading Day immediately following the relevant anniversary day). The Share Appreciation Rights which have become effective may be exercised from the effective date until the end of the Effective Period in accordance with the relevant regulations of the Board. The portion which has not become effective shall not be exercised.

CHAPTER 8 EXERCISE OF THE SHARE APPRECIATION RIGHTS I.

Timing for Exercise

Under the Scheme, the Share Appreciation Rights may be exercised by the Grantee or legal beneficiaries of the Grantee on any date which does not fall within any trading-sensitive period (or other lock-up period (if applicable)) as stipulated by the Stock Exchange within the Effective Period of the Share Appreciation Rights. For the convenience of management, the Share Appreciation Rights under the Scheme shall be exercised in a centralized manner during the Window Period as determined by the Board.

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II.	Procedures of Exercise

Upon satisfaction of the exercise conditions of the Share Appreciation Rights, the Company shall confirm the Exercise according to the following procedures:

(1)	The Board shall determine the Exercise Date (or the Window Period of Exercise) and the amount of rights that are exercisable by the incentive recipients;

(2)	The Grantee may request for Exercise on the Exercise Date. The number of Share Appreciation Rights being requested for Exercise must be less than or equal to the number of effective Share Appreciation Rights specified on the certificate of Share Appreciation Rights of the Grantee of the Share Appreciation Rights. If the number of Units of Share Appreciation Rights being requested for Exercise exceeds the number of effective Share Appreciation Rights specified on the certificate of Share Appreciation Rights of the Grantee, the department of the Company responsible for management of the Share Appreciation Rights or a third party administrative agency of Share Appreciation Rights entrusted by the Company shall be entitled to adjust the number of Share Appreciation Rights being requested for Exercise to the number of effective Share Appreciation Rights specified on his/her certificate;

(3)	If the closing price of Shares in respect of the Share Appreciation Rights on the intended Exercise Date is higher than the exercise price of the Appreciation Rights, the Fair Market Price at the time of Exercise shall be the closing price of that Trading Day. Upon completion of Exercise as requested by the Grantee, the Company shall issue a confirmation of Exercise to the Grantee within one (1) week thereafter, and shall pay the profits (after tax) to the exerciser within two (2) weeks.

III.	Calculation of the profits from the Exercise

Profits from the Exercise = (Fair Market Price of Shares on the Exercise Date – exercise price) x number of Share Appreciation Rights exercised – individual income tax payable.

IV.	Administration on the profits from the Exercise

If an incentive recipient is also a member of the senior management, the cash gained from the Exercise of Share Appreciation Rights granted to this incentive recipient shall be deposited into a dedicated account established by the Company for him/her and at least 20% of the cash gained and deposited into the account shall not be withdrawn until such incentive recipient successfully passes the performance appraisal after the expiration of his/her term of office/duty.

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During the effective exercise period, the maximum profits from the Share Appreciation Rights being granted to each incentive recipient shall not be more than 40% of his/her total annual remuneration (including the profits from the Share Appreciation Rights) at the time of grant of such Appreciation Rights in principle.

Any Share Appreciation Rights which have not been exercised during the Effective Period, due to reasons such as the incentive recipient might receive an actual profit from the Share Appreciation Rights exceeding the capped level, or has failed to pass the performance appraisal, etc., those outstanding Share Appreciation Rights shall no longer be exercisable and those profits exceeding the capped level shall be returned to the Company.

CHAPTER 9 TRANSFER OF SHARE APPRECIATION RIGHTS

The Share Appreciation Rights shall belong to the Grantee and shall not be transferred. The Grantee shall not sell, transfer, guarantee, charge, pledge or use to repay debt, encumber or create any interest in favour of any third party over or in relation to any Share Appreciation Rights or enter into any agreement to do any of the foregoing, and shall not create or hamper any interest of a third party directly or indirectly related to the Share Appreciation Rights. If the Grantee of any Share Appreciation Rights is in violation of the aforesaid provisions, the Share Appreciation Rights being transferred shall become void automatically. The Company shall also be entitled to cancel any other Share Appreciation Rights held by such Grantee (to the extent outstanding).

CHAPTER 10 ADJUSTMENT TO THE SHARE APPRECIATION RIGHTS

I.	Procedures of adjustment to the Share Appreciation Rights

In the event of any change in the Company’s shareholding structure (limited to a capitalization of profits or reserves, rights issue, sub-division or consolidation of Shares or reduction of capital) whilst any Share Appreciation Rights remain exercisable, the Board has the right to make corresponding adjustment to the exercise price and/or the number of the exercisable Share Appreciation Rights (if not exercised) granted under the Scheme, provided that any decision made by the Board is subject to consideration and approval at a general meeting of the Company. Any adjustment shall give a Grantee the same profits to which he is entitled from the Share Appreciation Rights as before. However, no adjustment mentioned above is necessary if the change in the Company’s shareholding structure arises from an issue of share capital as a consideration in a transaction.

A counsel of the Company shall issue a written opinion to the Board in respect of such adjustments (if any), confirming such adjustments are fair and reasonable. All costs in connection with the counsel shall be borne by the Company.

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II.	Methods of adjusting the number of Share Appreciation Rights

In case of any capitalization issue, bonus issue, sub-division, placing or consolidation of Shares of the Company before the Exercise of the Share Appreciation Rights, adjustment to the number of the Share Appreciation Rights shall be made accordingly as follows:

1.	Capitalization issue, bonus issue and sub-division of Shares

Q=Q0*(1+n)

Where: “Q0” represents the number of Share Appreciation Rights before the adjustment; “n” represents the ratio of capitalization issue, bonus issue and sub-division of Shares per Share (i.e. the number of increased shares per Share upon capitalization issue, bonus issue or sub-division of Shares); “Q” represents the adjusted number of Share Appreciation Rights.

2.	Consolidation of Shares

Q=Q0*n

Where: “Q0” represents the number of Share Appreciation Rights before the adjustment; “n” represents the ratio of consolidation of Shares (i.e. one Share shall be consolidated into n shares); “Q” represents the adjusted number of Share Appreciation Rights.

3.	Placing

Q=Q0*(1+n)

Where: “Q0” represents the number of Share Appreciation Rights before the adjustment; “n” represents the basis of the placing (i.e. the number of issued Shares under the placing in proportion to the total share capital of the Company before the placing); “Q” represents the adjusted number of Share Appreciation Rights.

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III.	Methods of adjusting the exercise price of Share Appreciation Rights

In case of any distribution of dividend, capitalization issue, bonus issue, sub-division, placing or consolidation of Shares of the Company before the Exercise of Share Appreciation Rights, adjustment to the exercise price shall be made accordingly as follows:

1.	Capitalization issue, bonus issue and sub-division of Shares

P=P0/(1+n)

Where: “P0” represents the exercise price before the adjustment; “n” represents the ratio of capitalization issue, bonus issue and sub-division of Shares per Share; “P” represents the adjusted exercise price.

2.	Consolidation of Shares

P=P0/n

Where: “P0” represents the exercise price before the adjustment; “n” represents the ratio of consolidation of Shares; “P” represents the adjusted exercise price.

3.	Distribution of Dividend

P=P0-V

Where: “P0” represents the exercise price before the adjustment; “V” represents the amount of dividend paid per Share; “P” represents the adjusted exercise price.

4.	Placing

P=(P0+P1*n)/(1+n)

Where: “P0” represents the exercise price before the adjustment; “P1” represents the price for placing; “n” represents the ratio of placing of Shares (i.e. the number of issued Shares under the placing in proportion to the total share capital of the Company before the placing); “P” represents the adjusted exercise price.

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CHAPTER 11 TREATMENT UNDER SPECIAL CIRCUMSTANCES

I.	When any one of the following situations occurs, the Share Appreciation Rights already becoming effective but outstanding shall continue to be effective and shall be exercisable by the incentive recipient (or by his or her legal successors on his or her behalf) within 6 months from the date on which any one of the following situations occurs. The outstanding Share Appreciation Rights after the expiry of the aforesaid period shall lapse and the remaining Share Appreciation Rights not yet becoming effective shall cease to be effective:

(1)	the incentive recipient determines his or her employment or engagement with the Company due to loss of civil capacity;

(2)	death (including declared death) of the incentive recipient;

(3)	the incentive recipient resigns from his or her position in the Company due to transfer, and any Director who does not hold any other position in the Company, resigns his directorship and thus no longer works for the Company;

(4)	the incentive recipient reaches the statutory retirement age and will not be employed by competitors after his or her retirement;

(5)	in addition to the aforesaid reasons, the incentive recipient no longer holds any position in the Company due to other reasons as the Board may think fit.

II.	When any one of the following situations occurs, the Share Appreciation Rights already granted to the incentive recipients but has yet to become effective shall cease to be effective, and the Share Appreciation Rights already becoming effective but outstanding shall no longer be exercisable, and the Board shall be entitled to reclaim the profits, in whole or in part, obtained from the Exercise of such Share Appreciation Rights based on the severity of the situations:

(1)	gross misdemeanor or breach of duties of the incentive recipient;

(2)	the incentive recipient causes loss to the Company due to violation of laws and discipline such as acceptance and solicitation of a bribe, corruption, theft, leakage of the operating and technological secrets of the Company, all of which infringe the benefits and reputation of the Company;

(3)	the incentive recipient causes material loss of economic benefits on the Company due to breach of relevant laws and administrative regulations of the state or the articles of association of the Company;

(4)	the incentive recipient has been publicly censured or declared as an improper candidate by the Stock Exchange;

(5)	the imposition of administrative penalties by the China Securities Regulatory Commission on the incentive recipient due to material non-compliance with laws and regulations;

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(6)	the incentive recipient resigns from office or terminates his or her employment contract during the term of the employment contract;

(7)	the incentive recipient does not renew his or her employment contract after expiration thereof;

(8)	the incentive recipient is dismissed by the Company;

(9)	the incentive recipient breaches the relevant non-competition rules;

(10)	the incentive recipient is no longer within the scope of incentive recipients prescribed under the Scheme due to incompetence in performing his or her duties or failure to reach the pass grade in performance appraisal, fault or non-compliance with laws and regulations, etc.

III.	Change in control of the Company, merger or division

“Change in control” refers to the occurrence of any one of the following:

(1)	a change in the largest shareholder of the Company as registered with the China Securities Depository and Clearing Corporation Limited;

(2)	the replacement of half or above of the members of the Board as approved by way of voting at the general meeting prior to the expiry of their terms of office.

If a change in control of the Company, merger or division occurs, Exercise of all the Share Appreciation Rights already granted but outstanding shall not be accelerated, and which instead shall be conducted in accordance with the existing effective arrangement.

CHAPTER 12 MODIFICATION AND TERMINATION OF THE SCHEME

I.	Modification of the Scheme

With respect to the Grantees who have accepted the Share Appreciation Rights under the Scheme, in case of modification or suspension of the Scheme, no changes or impairment may be made or caused to the rights and obligations previously attached to such Grantees without their consent (except for situations set out in Clause 2 of Chapter 7).

Subject to the foregoing conditions, the Board may make modifications to the Scheme as they deem necessary in the following manner:

(1)	permit adjustments to Share Appreciation Rights granted to conform to new requirements due to any change in applicable laws and policies or the introduction of other new implementation scheme;

(2)	select and decide on the Grantees of Share Appreciation Rights on a regular or irregular basis;

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(3)	if the time is favourable for implementing other equity incentive plans, decide whether and to what extent other equity incentives under the new plans shall be granted to participants of the Scheme and how to convert Share Appreciation Rights granted under the Scheme to the equity incentives under the new plans.

However, the following modifications shall be void and null without the approval by the shareholders representing more than two-thirds of the voting rights.

Such modifications include:

(1)	transfer of Share Appreciation Rights;

(2)	restrictions on the scope of grant of Share Appreciation Rights;

(3)	restrictions on the number of Share Appreciation Rights to be granted;

(4)	restrictions on the Exercise of Share Appreciation Rights;

(5)	rights of holders of Share Appreciation Rights on winding-up of the Company;

(6)	adjustment to the exercise price of Share Appreciation Rights;

(7)	exercise period of Share Appreciation Rights (or any specific period) or the duration of the Share Appreciation Rights Scheme;

(8)	any terms substantially favourable to the Grantee.

If relevant laws, regulations, agreements or the Stock Exchange require that approval must be obtained from the general meeting and/or the Stock Exchange before making certain modifications to the Scheme, the Board shall obtain such approval in order to make such modifications to the Scheme.

II.	Termination of the Scheme

The Scheme shall automatically terminate upon expiry of the Scheme Period. The Board has the right to decide an early termination of the Scheme at any time. In the event that the Board decides to terminate the Scheme before its expiry, the Company shall cease to grant any Share Appreciation Rights pursuant to the Scheme.

Unless otherwise stated, the Share Appreciation Rights granted prior to the termination of the Scheme shall remain valid and continue to be exercisable pursuant to the provisions of the Scheme.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

The following is an English translation of the terms of the Initial Grant Scheme to be approved and adopted at the EGM. The terms of the Initial Grant Scheme were drafted in Chinese and is available for inspection in accordance with the arrangements set out in paragraph 5 under the Letter to the Board of this Supplemental Circular, and this English translation is provided for your reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

INITIAL GRANT SCHEME OF THE H SHARES

APPRECIATION RIGHTS SCHEME

OF

CHINA EASTERN AIRLINES CORPORATION LIMITED

(DRAFT)

CHINA EASTERN AIRLINES CORPORATION LIMITED

OCTOBER 2012

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

CONTENT

Chapter 1	Definition	35

Chapter 2	General Provisions	37

Chapter 3	Determination and the Scope of Incentive Recipients	38

Chapter 4	Total Number and Distribution of Share Appreciation Rights Under the Initial Grant	39

Chapter 5	Grant of Share Appreciation Rights	42

Chapter 6	The Share Appreciation Rights Becoming Effective	44

Chapter 7	Exercise of the Share Appreciation Rights	46

Chapter 8	Transfer of Share Appreciation Rights	48

Chapter 9	Adjustment to the Share Appreciation Rights	48

Chapter 10	Treatment under Special Circumstances	50

Chapter 11	Modification and Termination of the Scheme	51

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

CHAPTER 1 DEFINITION

In the Initial Grant Scheme of the H Shares Appreciation Rights Scheme of the Company, the following expressions shall have the meanings set out below:

“the Scheme”	the Initial Grant Scheme of the H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited, hereinafter also referred to as “Initial Grant Scheme”.

“the Company”	China Eastern Airlines Corporation Limited, hereinafter also referred to as “CEA”, “the Company”, “Listed Company”.

“Shanghai Airlines”	上海航空有限公司 (Shanghai Airlines Co., Ltd)

“China Cargo”	中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.) “Share(s)” ordinary share(s) of RMB1.00 each of the Company, also referred to as “Ordinary Share(s)”.

“Tradable H Share(s)”	the issued ordinary share(s) of the Company being traded on The Stock Exchange of Hong Kong Limited, also referred to as “H Share(s)”.

“Share Appreciation Rights”	also referred to as “Appreciation Rights”. The rights conferred to the incentive recipients by the Company to receive stipulated profits from the increase in share price, subject to specific timeframe and conditions. The incentive recipients are entitled to exercise or give up such rights, but such rights may not be transferred, pledged or used to repay debt.

“Units of Share Appreciation Rights”	the basic unit in appreciation on the tradable shares of the Company to be obtained under the Scheme, also referred to as “number of shares”.

“Board”	the board of Directors of the Company.

“Supervisory Committee”	the supervisory committee of the Company.

“Director(s)”	the member(s) of the Board of the Company.

“Supervisor(s)”	the member(s) of the Supervisory Committee of the Company.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

“Nomination and Remuneration Committee”	the dedicated committee established under the Board, the members of which shall be Directors and shall be appointed by the Board.

“Grantee(s)”	the recipient(s) who has/have been granted Share Appreciation Rights under the Scheme.

“Date of Grant”	the date on which the Share Appreciation Rights are granted to the Grantee(s) pursuant to the Scheme.

“Effective Date of Share Appreciation Rights”	the date(s) in respect of part or all the granted Appreciation Rights on or after which the holder(s) of such Appreciation Rights is/are entitled to the profits from the increase in share price according to the provisions under the Scheme.

“Exercise Date”	the date on which Share Appreciation Rights can be exercised at the exercise price.

“Exercise”	the exercise of Share Appreciation Rights.

“Lapse Date”	the date on which the Share Appreciation Rights shall lapse as provided in the Scheme.

“Effective Period”	the period from the Date of Grant to the Lapse Date of Share Appreciation Rights.

“Lock-up Period”	the period from the Date of Grant until the Effective Date of Share Appreciation Rights, during which no Share Appreciation Rights shall be exercised.

“Fair Market Price”	the fair market price of the Tradable H Share of the Company on a particular Trading Day refers to the closing price of H Shares of the Company on The Stock Exchange of Hong Kong Limited on such day, unless otherwise determined by the Scheme.

“Trading Day”	the date on which The Stock Exchange of Hong Kong Limited is open for trading marketable securities.

“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council.

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

CHAPTER 2 GENERAL PROVISIONS

I.	With a view to further enhancing the Company’s corporate governance structure, establishing and optimizing the long-term incentive mechanism of the Company, fully activating the management team and key technical talents, better protecting the interests of the Company and its shareholders and achieving the goal of the Company’s development plan, the Company has formulated the “Initial Grant Scheme of the H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited” pursuant to the “Company Law of the People’s Republic of China” (中華人民共和國公司法), the “Securities Law of the People’s Republic of China” ( 中華人民共和國證券法), “Interim Measures on the Implementation of Incentive Stock Scheme for State-owned Holding Companies Listed Oversea” s (國有控股上市公司（境外）實施股權激勵試行辦法) and the “Notice on Several Issues on Regulating the Stock Incentive Program of the State-owned and Controlled Listed Companies” (關於規範國有控股上市公司實施股權激勵制度有關問題的通知) and other relevant laws, rules, regulations, regulatory documents and the articles of association of the Company.

II.	The Scheme has been considered and approved, and authorization for implementation thereof has been given to the Board, at the general meeting of the Company upon consideration and approval by the Board and the SASAC.

III.	Purpose of the Scheme

1.	To establish a long-term incentive mechanism that links the remuneration of the senior management and key personnel of the Company with the operating results of the Company through the implementation of an equity incentive plan, so as to align the interests of the shareholders, the Company and the individuals, promote steady growth of the Company’s results and ensure the realization of the Company’s development strategies and operation goals, thereby bringing sustainable returns to the shareholders and maximizing shareholders’ value.

2.	To provide more competitive remuneration package to the senior management and key technical personnel of the Company through the implementation of an equity incentive plan, so as to fully activate the management and key personnel, attract and retain outstanding managerial and business personnel, thereby further strengthening and enhancing the competitive advantages of the Company’s talents arm and laying a sound human resources foundation for the development of the Company.

3.	To establish and optimize a value allocation system with both incentives and limitations through the implementation of an equity incentive plan, so as to motivate Directors and senior management of the Company and key technical and managerial personnel who have a direct impact on the Company’s overall results and continuous development to work diligently and in good faith and enhance the overall standard of management of the Company, thereby promoting steady growth of the Company’s results and ensuring the realization of the Company’s development strategies and operation goals.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

IV.	The Scheme shall adhere to the following principles:

1.	To adhere to regulatory procedures stipulated by the law, ensure openness and transparency and comply with the laws, regulations and the articles of association;

2.	To align the interests of the shareholders, the Company and the incentive recipients, insist on safeguarding the shareholders’ and the Company’s interests, maintain and increase the state-owned capital, which will be beneficial to the continuous development of the Listed Company, so as to bring sustainable returns to the shareholders in a more efficient manner;

3.	To maintain the combination of incentives and limitations as well as the balance between risks and returns, so as to provide more incentives to the management of the Listed Company as appropriate;

4.	To proceed in a practical and regulated manner, progress steadily and improve continuously.

CHAPTER 3 DETERMINATION AND THE SCOPE OF INCENTIVE RECIPIENTS

I.	Determination of incentive recipients

The scope of the incentive recipients of Share Appreciation Rights includes 139 Directors, senior management and key managerial and technical personnel of the Company.

1.	the Directors (excluding independent Directors) (a total of 7 people);

2.	the senior management of the Company who have assumed leading responsibilities with respect to decision-making, operations and management of the Company, including the President, Vice President, Chief Financial Officer, Board secretary and other senior management of the corresponding level (a total of 14 people);

3.	Key managerial and technical personnel of the Company, including deputy manager, deputy director, vice chairman of the labour union, Chief positions of 1st level branches, Chief positions of 2nd level branches, Chief positions of institutional departments, Deputy positions on the Marketing Committee, Regional chief positions on the Marketing Committee, Chief positions in the main departments of the Marketing Committee, Chief positions in the main operating departments of the Marketing Committee, Deputy marketing positions in branches and subsidiaries; Deputy marketing positions in China Cargo, Chief positions in China Cargo’s marketing department, Chief positions in China Car go’s main operating departments and Chief positions in China Cargo’s main branches and subsidiaries (a total of 118 people).

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

Where a person in charge of the parent company of the Company (being the holding company) holds office in the Company, such person shall be entitled to participate in the Scheme on the condition that he/she may participate in the equity incentive plan of only one listed company. The scope of the incentive recipients shall be conclusively determined by and construed according to the interpretations of the Board.

II.	The following persons shall not participate in the equity incentive plan of the Company:

1.	personnel not being employed by the Company or the Listed Company (including employees of the controlling shareholder);

2.	Supervisors and independent Directors, as well as external Directors who are not employed by the holding company of the Listed Company;

3.	any substantial shareholder, actual controller and their immediate family members holding five per cent (5%) or more of the Shares of the Listed Company on the Date of Grant of the Share Appreciation Rights, except for those being approved by way of voting at the general meeting (where connected shareholders shall abstain from voting);

4.	a person whose performance in the year prior to the grant of Share Appreciation Rights has not attained a “pass” grade or above, pursuant to the performance appraisal method of the Company;

5.	a person who has been publicly censured or declared as an improper candidate by the Stock Exchange during the latest three years;

6.	a person who has been imposed against administrative penalties by the securities regulatory authorities due to material non-compliance with laws and regulations during the latest three years;

7.	a person who is prohibited from being an incentive recipient by the regulatory authorities.

CHAPTER 4 TOTAL NUMBER AND DISTRIBUTION OF SHARE APPRECIATION RIGHTS UNDER THE INITIAL GRANT

I.	Total number of Share Appreciation Rights granted under the Initial Grant

The number of H Share Appreciation Rights to be granted under the Initial Grant is 60,540,000 Shares, representing 0.54% of the total issued share capital of the Company as at the end of 2011 and 1.73% of the total issued H Shares of the Company as at the end of 2011.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

II.	Distribution of Share Appreciation Rights granted under the Initial Grant

(1)	14,980,000 Shares shall be granted to Directors and senior management of the Company (including other senior management of the same level as the above positions), representing 24.74% of the Shares granted under the Initial Grant, the details of the distribution are as follows:

				The
				proportion	The
				of shares	proportion	The
			Number of	granted to	of shares	proportion
			shares	total shares	granted to	of shares
			granted (Ten	granted	total share	granted to
			thousand	under the	capital of	H Shares of
	Name	Position	shares)	initial grant	the Company	the Company

1	Liu Shaoyong	Chairman	100	1.65%	0.0089%	0.0286%
2	Ma Xulun	Vice Chairman, President	100	1.65%	0.0089%	0.0286%
3	Xu Zhao	Director	86	1.42%	0.0076%	0.0246%
4	Gu Jiadan	Director	86	1.42%	0.0076%	0.0246%
5	Li Yangmin	Director, Secretary of the party committee, Vice President	86	1.42%	0.0076%	0.0246%
6	Tang Bing	Director, Vice President	86	1.42%	0.0076%	0.0246%
7	Luo Zhuping	Director	86	1.42%	0.0076%	0.0246%
8	Ba Shengji	Deputy secretary of the party committee, Discipline inspection commission secretary	71	1.17%	0.0063%	0.0203%
9	Shu Mingjiang	Vice President	71	1.17%	0.0063%	0.0203%
10	Wu Yongliang	Vice President, Chief Financial Officer	71	1.17%	0.0063%	0.0203%
11	Tian Liuwen	Vice President, President of	71	1.17%	0.0063%	0.0203%
	Hu Jidong	Shanghai Airlines	71	1.17%	0.0063%	0.0203%
12		Chairman of the labour union
13	Shan Chuanbo	Chief economic manager	57	0.94%	0.0051%	0.0163%
14	Dong Bo	Sales director	57	0.94%	0.0051%	0.0163%
15	Cai Yang	Chief information director	57	0.94%	0.0051%	0.0163%
16	Feng Liang	Chief engineer	57	0.94%	0.0051%	0.0163%
17	Guo Lijun	Chief legal advisor	57	0.94%	0.0051%	0.0163%
18	Wang Jian	Board secretary	57	0.94%	0.0051%	0.0163%
19	Sun Youwen	Chief pilot	57	0.94%	0.0051%	0.0163%
20	Chu Yang	Assistant to the President	57	0.94%	0.0051%	0.0163%
21	Luo Weide	Deputy routine coordinator, Deputy leader of team of second-stage supporting construction in western district of Hongqiao	57	0.94%	0.0051%	0.0163%

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

(2)	45,560,000 Shares have been granted to key managerial and technical personnel of the Company, representing 75.26% of the Shares granted under the initial grant. Details of the distribution are as follows:

Proportion of
total amount
				of shares	Proportion of
				granted in	total amount	Proportion of
		Average	Total number	each hierarchy	of shares	total amount
		number of	of shares	level to total	granted in	of shares
		Shares	granted in	amount of	each hierarchy	granted in
		granted per	each hierarchy	shares	level to total	the hierarchy
		person (Ten	level (Ten	granted under	share capital	level to
	Number of	Thousands	thousands	the initial	of the	H Shares of
Personnel hierarchy	personnel	shares)	shares)	grant	Company	the Company

Chief positions of 1st level branches	13	57	741	12.24%	0.07%	0.21%

Deputy manager, Deputy director, Vice chairman of the labour union, Chief positions of 2nd level branches, Chief positions of institutional departments	55	43	2365	39.07%	0.21%	0.68%

Deputy positions on the Marketing Committee, Regional chief positions on the Marketing Committee, Chief positions in the main departments of the Marketing Committee, Chief positions in the main operating departments of the Marketing Committee, Deputy marketing positions in branches and subsidiaries; Deputy marketing positions in China Cargo, Chief positions in China Cargo’s marketing department, Chief positions in China Cargo’s main operating departments, Chief positions in China Cargo’s main branches and subsidiaries	50	29	1450	23.95%	0.13%	0.41%

The above personnel have been nominated by the Nomination and Remuneration Committee under the Board, verified by the Supervisory Committee and as finally determined by the Board.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

CHAPTER 5 GRANT OF SHARE APPRECIATION RIGHTS

I.	Determination of exercise price

In accordance with the relevant regulatory rules and the Share Appreciation Rights Scheme adopted by the Company, the exercise price of the H Share Appreciation Rights granted under the Initial Grant shall not be lower than the highest of the following:

(1)	the closing price of the H Shares of the Company as stated in the daily quotation sheet of the Stock Exchange on the Date of Grant;

(2)	the average closing price of the H Shares of the Company as stated in the daily quotation sheet of the Stock Exchange for five consecutive Trading Days prior to the Date of Grant; or

(3)	the par value of a H Share of the Company.

II.	Conditions of grant of Share Appreciation Rights

1.	None of the following has occurred to the Company:

(1)	the certified public accountant having provided an adverse opinion or a disclaimer of opinion on the annual financial report for the latest three years;

(2)	the imposition of administrative penalties by the securities regulatory authorities on the Company due to material non-compliance with laws and regulations during the latest three years;

(3)	any other circumstance which, in the opinion of the securities regulatory authorities, relevant government departments or judiciary organs would render the implementation of the Scheme impossible.

2.	None of the following has occurred to the incentive recipients:

(1)	the performance of the incentive recipient in the year of performance appraisal under the Scheme has not attained a “pass” grade or above, pursuant to the corresponding performance appraisal method of the Company;

(2)	public censure or declaration as an improper candidate by the Stock Exchange during the latest three years;

(3)	the imposition of administrative penalties by the securities regulatory authorities on the incentive recipient due to material non-compliance with laws and regulations during the latest three years;

(4)	the incentive recipient is prohibited from being an incentive recipient by the regulatory authorities.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

3.	The 2011 results of the Company have met the following conditions:

(1)	the return on equity (hereinafter referred to as “ROE”) for year 2011 calculated in accordance with the International Financial Reporting Standards shall not be lower than 10% and shall not be lower than the 50th percentile of the peer benchmark companies for year 2011;

(2)	the growth rate of the revenue for year 2011 calculated in accordance with the International Financial Reporting Standards shall not be lower than 9% and shall not be lower than the 50th percentile of the peer benchmark companies for year 2011;

(3)	the ratio of airline traffic revenue to total revenue for year 2011 calculated in accordance with the International Financial Reporting Standards shall not be lower than 85%.

III.	Time limit on the grant of Share Appreciation Rights

The Board shall not grant Share Appreciation Rights to employees after a price-sensitive event has occurred or if a price-sensitive matter may arise as an outcome of a resolution, until such time that the price-sensitive information has been announced or disclosed pursuant to the disclosure requirements of the listing rules of the Stock Exchange.

The Date of Grant and Exercise Date of Share Appreciation Rights shall be a Trading Day, and shall not fall within any of the following periods:

(1)	the date of a Board meeting for the approval of the annual results, half-year results, quarterly results or other interim results of the Company;

(2)	the deadline by which the Company is required by the listing rules to publish its annual results, half-year results, quarterly results or any other interim results announcement. Such time limit shall end on the actual announcement date of the Company. The time limit on the grant or Exercise of Share Appreciation Rights shall include the period for which the publication of results is postponed.

The Date of Grant of Share Appreciation Rights under the initial grant shall be within 30 days from the date of approval of the Scheme at the general meeting. The Date of Grant shall be determined by the Board in accordance with relevant regulations and shall be the date of Board meeting in principle.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

CHAPTER 6 THE SHARE APPRECIATION RIGHTS BECOMING EFFECTIVE

I.	Effective Period, Lock-up Period and Effective Period arrangement of the initial grant

1.	Effective Period of the initial grant

The H Share Appreciation Rights granted under the initial grant shall be valid for a period of five (5) years from the Date of Grant as determined by the Board.

2.	Lock-up Period of the initial grant

The Lock-up Period of the Share Appreciation Rights granted under the initial grant shall be the 24 months from the Date of Grant, during which no Share Appreciation Rights shall be exercised.

3.	Effective Period Arrangement

Subject to the satisfaction of performance appraisal indicators, incentive recipients may exercise their Share Appreciation Rights in equal installments within three years (36 months) after the expiration of the Lock-up Period. The effective arrangement is detailed as follows:

(1)	by the end of the second anniversary (24 months), 1/3 of the Share Appreciation Rights being granted to each Grantee under that grant shall become effective;

(2)	by the end of the third anniversary (36 months), 1/3 of the Share Appreciation Rights being granted to each Grantee under that grant shall become effective;

(3)	the remaining 1/3 of the Share Appreciation Rights shall become effective by the end of the fourth anniversary (48 months) from the Date of Grant.

II.	Conditions for Share Appreciation Rights to become effective

1.	The Company shall meet all the following financial results conditions for the preceding financial year:

The ROE and growth rate of revenue for the financial year preceding each effective year calculated in accordance with the International Financial Reporting Standards shall not be lower than the targeted rate stated in the following table and shall not be lower than the 75th percentile of the peer benchmark companies; and the ratio of airline traffic revenue to total revenue shall not be higher than the targeted rate stated in the following table.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

	Performance level during the
	appraisal period for Exercise
	First	Second	Third
	effective	effective	effective
Indicator	batch	batch	batch
ROE	10%	10.5%	11%
Growth rate of revenue	9%	9.5%	10%
Ratio of airline traffic revenue to total revenue	85%	86%	87%

In the event that the Company raised proceeds through equity financing during the Effective Period of the Share Appreciation Rights, the weighted average ROE for the year conducting equity financing shall be net of the impact arising from the financing factor.

The Board shall be entitled to revise and modify the foregoing performance indicators and their level in consideration of the objective and actual situation of material impact on the performance indicators which may be caused by relevant factors, such as the Company’s strategies, market environment, etc., provided that the relevant procedures for approval are complied with.

2.	None of the following has occurred to the Company:

(1)	the indicators of the annual performance appraisal of the Company fail to meet the conditions of implementation set out in the Scheme;

(2)	the certified public accountant having provided an adverse opinion or a disclaimer of opinion on the Company’s annual financial report;

(3)	the Supervisory Committee or the audit department has raised significant disagreement with the results or the annual financial report of the Company;

(4)	the imposition of administrative penalties by the securities regulatory authorities on the Company due to material non-compliance with laws and regulations;

(5)	any other circumstance which, in the opinion of the securities regulatory authorities, relevant government departments or judicial organs would render the implementation of the Scheme impossible.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

3.	None of the following has occurred to the Grantee:

(1)	the performance of the Grantee in the year of performance appraisal under the Scheme has not attained a “pass” grade or above, pursuant to the performance appraisal method of the Company;

(2)	public censure or declaration as an improper candidate by the Stock Exchange during the latest three years;

(3)	imposition of administrative penalties by the securities regulatory authorities on the Grantee due to material non-compliance with laws and regulations during the latest three years;

(4)	the Grantee is prohibited from being an incentive recipient by the regulatory authorities.

III.	The relationship between the performance grade achieved by an individual in the preceding financial year and the Share Appreciation Rights of an individual actually becoming effective in proportion to the batch which should become effective

Annual performance grade of the incentive participant		Share Appreciation Rights of an individual actually becoming effective in proportion to the batch which should become effective

A.	Excellent	100%
B.	Competent	95%
C.	Basic competent	80%
D.	Incompetent	0%

CHAPTER 7 EXERCISE OF THE SHARE APPRECIATION RIGHTS

I.	Timing for Exercise

Under the Scheme, the Share Appreciation Rights may be exercised by the Grantee or legal beneficiaries of the Grantee on any date which does not fall within any trading-sensitive period (or other lock-up period (if applicable)) as stipulated by the Stock Exchange within the Effective Period of the Share Appreciation Rights. For the convenience of management, the Share Appreciation Rights under the Scheme shall be exercised in a centralized manner during the window period as determined by the Board.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

II.	Procedures of Exercise

Upon satisfaction of the exercise conditions of the Share Appreciation Rights, the Company shall confirm the Exercise according to the following procedures:

(1)	The Board shall determine the Exercise Date (or the window period of Exercise);

(2)	The Grantee may request for Exercise on the Exercise Date. The number of Share Appreciation Rights being requested for Exercise must be less than or equal to the number of effective Share Appreciation Rights specified on the certificate of Share Appreciation Rights of the Grantee of the Share Appreciation Rights. If the number of Units of Share Appreciation Rights being requested for Exercise exceeds the number of effective Share Appreciation Rights specified on the certificate of Share Appreciation Rights of the Grantee, the department of the Company responsible for management of the Share Appreciation Rights or a third party administrative agency of Share Appreciation Rights entrusted by the Company shall be entitled to adjust the number of Share Appreciation Rights being requested for Exercise to the number of effective Share Appreciation Rights specified on his/her certificate;

(3)	If the closing price of Shares in respect of the Share Appreciation Rights on the intended Exercise Date is higher than the exercise price of the Appreciation Rights, the Fair Market Price at the time of Exercise shall be the closing price of that Trading Day. Upon completion of Exercise as requested by the Grantee, the Company shall issue a confirmation of Exercise to the Grantee within one (1) week thereafter, and shall pay the profits (after tax) to the exerciser within two (2) weeks.

III.	Calculation of the profits from the Exercise

Profits from the Exercise = (Fair Market Price of Shares on the Exercise Date – exercise price) x number of Share Appreciation Rights exercised – individual income tax payable.

IV.	Administration on the profits from the Exercise

If an incentive recipient is also a member of the senior management, the cash gained from the Exercise of Share Appreciation Rights granted to this incentive recipient shall be deposited into a dedicated account established by the Company for him/her and at least 20% of the cash gained and deposited into the account shall not be withdrawn until such incentive recipient successfully passes the performance appraisal after the expiration of his/her term of office/duty.

During the effective exercise period, the maximum profits from the Share Appreciation Rights being granted to each incentive recipient shall not be more than 40% of his/her total annual remuneration (including the profits from the Share Appreciation Rights) at the time of grant of such Appreciation Rights in principle.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

Any Share Appreciation Rights which have not been exercised during the Effective Period, due to reasons such as the incentive recipient might receive an actual profit from the Share Appreciation Rights exceeding the capped level, or has failed to pass the performance appraisal, etc., those outstanding Share Appreciation Rights shall no longer be exercisable and those profits exceeding the capped level shall be returned to the Company.

CHAPTER 8 TRANSFER OF SHARE APPRECIATION RIGHTS

The Share Appreciation Rights shall belong to the Grantee and shall not be transferred. The Grantee shall not sell, transfer, guarantee, charge, pledge or use to repay debt, encumber or create any interest in favour of any third party over or in relation to any Share Appreciation Rights or enter into any agreement to do any of the foregoing, and shall not create or hamper any interest of a third party directly or indirectly related to the Share Appreciation Rights. If the Grantee of any Share Appreciation Rights is in violation of the aforesaid provisions, the Share Appreciation Rights being transferred shall become void automatically. The Company shall also be entitled to cancel any other Share Appreciation Rights held by such Grantee (to the extent outstanding).

CHAPTER 9 ADJUSTMENT TO THE SHARE APPRECIATION RIGHTS

I.	Methods of adjusting the number of Share Appreciation Rights

In case of any capitalization issue, bonus issue, sub-division, placing or consolidation of Shares of the Company before the Exercise of the Share Appreciation Rights, adjustment to the number of the Share Appreciation Rights shall be made accordingly as follows:

1.	Capitalization issue, bonus issue and sub-division of Shares

Q=Q0*(1+n)

Where: “Q0” represents the number of Share Appreciation Rights before the adjustment; “n” represents the ratio of capitalization issue, bonus issue and sub-division of Shares per Share (i.e. the number of increased shares per Share upon capitalization issue, bonus issue or sub-division of Shares); “Q” represents the adjusted number of Share Appreciation Rights.

2.	Consolidation of Shares

Q=Q0*n

Where: “Q0” represents the number of Share Appreciation Rights before the adjustment; “n” represents the ratio of consolidation of Shares (i.e. one Share shall be consolidated into n shares); “Q” represents the adjusted number of Share Appreciation Rights.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

3.	Placing

Q=Q0*(1+n)

Where: “Q0” represents the number of Share Appreciation Rights before the adjustment; “n” represents the basis of the placing (i.e. the number of issued Shares under the placing in proportion to the total share capital of the Company before the placing); “Q” represents the adjusted number of Share Appreciation Rights.

II.	Methods of adjusting the exercise price of Share Appreciation Rights

In case of any distribution of dividend, capitalization issue, bonus issue, sub-division, placing or consolidation of Shares of the Company before the Exercise of Share Appreciation Rights, adjustment to the exercise price shall be made accordingly as follows:

1.	Capitalization issue, bonus issue and sub-division of Shares

P=P0/(1+n)

Where: “P0” represents the exercise price before the adjustment; “n” represents the ratio of capitalization issue, bonus issue and sub-division of Shares per Share; “P” represents the adjusted exercise price.

2. Consolidation of Shares

P=P0/n

Where: “P0” represents the exercise price before the adjustment; “n” represents the ratio of consolidation of Shares; “P” represents the adjusted exercise price.

3.	Distribution of Dividend

P=P0-V

Where: “P0” represents the exercise price before the adjustment; “V” represents the amount of dividend paid per Share; “P” represents the adjusted exercise price.

4.	Placing

P=(P0+P1*n)/(1+n)

Where: “P0” represents the exercise price before the adjustment; “P1” represents the price for placing; “n” represents the ratio of placing of Shares (i.e. the number of issued Shares under the placing in proportion to the total share capital of the Company before the placing); “P” represents the adjusted exercise price.

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

CHAPTER 10 TREATMENT UNDER SPECIAL CIRCUMSTANCES

I.	When any one of the following situations occurs, the Share Appreciation Rights already becoming effective but outstanding shall continue to be effective and shall be exercisable by the incentive recipient (or by his or her legal successors on his or her behalf) within 6 months from the date on which any one of the following situations occurs. The outstanding Share Appreciation Rights after the expiry of the aforesaid period shall lapse and the remaining Share Appreciation Rights not yet becoming effective shall cease to be effective:

(1)	the incentive recipient determines his or her employment or engagement with the Company due to loss of civil capacity;

(2)	death (including declared death) of the incentive recipient;

(3)	the incentive recipient resigns from his or her position in the Company due to transfer, and any Director, who does not hold any other position in the Company, resigns his directorship and thus no longer works for the Company;

(4)	the incentive recipient reaches the statutory retirement age and will not be employed by competitors after his or her retirement;

(5)	in addition to the aforesaid reasons, the incentive recipient no longer holds any position in the Company due to other reasons as the Board may think fit.

II.	When any one of the following situations occurs, the Share Appreciation Rights already granted to the incentive recipients but has yet to become effective shall cease to be effective, and the Share Appreciation Rights already becoming effective but outstanding shall no longer be exercisable, and the Board shall be entitled to reclaim the profits, in whole or in part, obtained from the Exercise of such Share Appreciation Rights based on the severity of the situations:

(1)	gross misdemeanor or breach of duties of the incentive recipient;

(2)	the incentive recipient causes loss to the Company due to violation of laws and discipline such as acceptance and solicitation of a bribe, corruption, theft, leakage of the operating and technological secrets of the Company, all of which infringe the benefits and reputation of the Company;

(3)	the incentive recipient causes material loss of economic benefits on the Company due to breach of relevant laws and administrative regulations of the state or the articles of association of the Company;

(4)	the incentive recipient has been publicly censured or declared as an improper candidate by the Stock Exchange;

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

(5)	the imposition of administrative penalties by the China Securities Regulatory Commission on the incentive recipient due to material non-compliance with laws and regulations;

(6)	the incentive recipient resigns from office or terminates his or her employment contract during the term of the employment contract;

(7)	the incentive recipient does not renew his or her employment contract after expiration thereof;

(8)	the incentive recipient is dismissed by the Company;

(9)	the incentive recipient breaches the relevant non-competition rules;

(10)	the incentive recipient is no longer within the scope of incentive recipients prescribed under the Scheme due to incompetence in performing his or her duties or failure to reach the pass grade in performance appraisal, fault or non-compliance with laws and regulations, etc.

III.	Change in control of the Company, merger or division

“Change in control” refers to the occurrence of any one of the following:

(1)	a change in the largest shareholder of the Company as registered with the China Securities Depository and Clearing Corporation Limited;

(2)	the replacement of half or above of the members of the Board as approved by way of voting at the general meeting prior to the expiry of their terms of office.

If a change in control of the Company, merger or division occurs, Exercise of all the Share Appreciation Rights already granted but outstanding shall not be accelerated and which instead shall be conducted in accordance with the existing effective arrangement.

CHAPTER 11 MODIFICATION AND TERMINATION OF THE SCHEME I. Modification of the Scheme

With respect to the Grantees who have accepted the Share Appreciation Rights under the Scheme, in case of modification or suspension of the Scheme, no changes or impairment may be made or caused to the rights and obligations previously attached to such Grantees without their consent. Subject to the foregoing conditions, the Board may make modifications to the Scheme as they deem necessary in the following manner:

(1)	permit adjustments to Share Appreciation Rights granted to conform to new requirements due to any change in applicable laws and policies or the introduction of other new implementation scheme;

APPENDIX II INITIAL GRANT SCHEME OF THE H SHARES APPRECIATION RIGHTS SCHEME

(2)	if the time is favourable for implementing other equity incentive plans, decide whether and to what extent other equity incentives under the new plans shall be granted to participants of the Scheme and how to convert Share Appreciation Rights granted under the Scheme to the equity incentives under the new plans.

However, the following modifications shall be void and null without the approval by the shareholders representing more than two-thirds of the voting rights.

Such modifications include:

(1)	transfer of Share Appreciation Rights;

(2)	restrictions on the scope of grant of Share Appreciation Rights;

(3)	restrictions on the number of Share Appreciation Rights to be granted; (4) restrictions on the Exercise of Share Appreciation Rights;

(5)	rights of holders of Share Appreciation Rights on winding-up of the Company; (6) adjustment to the exercise price of Share Appreciation Rights;

(7)	exercise period of Share Appreciation Rights (or any specific period) or the duration of the Share Appreciation Rights Scheme;

(8)	any terms substantially favourable to the Grantee.

If relevant laws, regulations, agreements or the Stock Exchange require that approval must be obtained from the general meeting and/or the Stock Exchange before making certain modifications to the Scheme, the Board shall obtain such approval in order to make such modifications to the Scheme.

II.	Termination of the Scheme

The Scheme shall automatically terminate upon expiry of the Effective Period. The Board has the right to decide an early termination of the Scheme at any time. In the event that the Board decides to terminate the Scheme before its expiry, the Company shall cease to grant any Share Appreciation Rights pursuant to the Scheme. Unless otherwise stated, the Share Appreciation Rights granted prior to the termination of the Scheme shall remain valid and continue to be exercisable pursuant to the provisions of the Scheme.

SUPPLEMENTAL NOTICE OF EGM

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

SUPPLEMENTAL NOTICE OF

EXTRAORDINARY GENERAL MEETING

Reference is made to the notice (the “Notice”) of the extraordinary general meeting of the Company (“EGM”) dated 24 September 2012 and the further notice of EGM dated 11 October 2012, which set out the time and venue of the EGM and the resolutions (the “Original Resolutions”, each an “Original Resolution”) to be proposed before the EGM for approval by the shareholders of the Company (the “Shareholders”). Unless otherwise stated, the terms used herein shall have the same meanings as those defined in the Notice.

Subsequent to the despatch of the Notice, the Company received from 中國東方航空集團公 司 (China Eastern Air Holding Company), the controlling Shareholder, a notice of its intention to propose three additional resolutions for consideration and approval at the EGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT, in addition to the Original Resolutions: (i) the following resolutions (the “New Resolutions”) will be included in the Notice as two newly added resolutions numbered 6 and 7 for approval by the Shareholders by way of special resolution and one newly added resolution numbered 13 for approval by the Shareholders by way of ordinary resolution at the EGM; and (ii) the Original Resolutions numbered 6, 7, 8, 9 and 10 will be respectively renumbered as resolutions 8, 9, 10, 11 and 12. Save for the above, all information and contents set out in the Notice remain unchanged.

AS SPECIAL RESOLUTIONS

6.	“THAT, to consider and approve the proposal of “H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited (Draft)”.”

7.	“THAT, to consider and approve the proposal of “Initial Grant Scheme of the H Shares Appreciation Rights of China Eastern Airlines Corporation Limited (Draft)”.”

AS ORDINARY RESOLUTION

13.	“THAT, to consider and approve the “Proposal to grant authorization at the general meeting to the Board to deal with the relevant matters in relation to the H Shares Appreciation Rights Scheme”.”

For details of the above resolutions, please refer to the announcements of the Company dated 28 August 2012 and 19 October 2012 issued in Hong Kong.

SUPPLEMENTAL NOTICE OF EGM

NEW PROXY FORM

Since the proxy form for the EGM (the “Old Proxy Form”) sent together with the Notice does not contain the newly added resolutions as set out in this supplemental notice to be approved at the EGM, a new proxy form for the EGM (the “New Proxy Form”) has been prepared and is enclosed with this supplemental notice.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the EGM or any adjournment thereof (the “Closing Time”).

A Shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

A Shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)	If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the EGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolutions as set out in this supplemental notice.

(ii)	If the New Proxy Form is lodged with the Company’s registrar before Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

(iii)	If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, Shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such Shareholders wish to vote at the EGM, they will have to attend in person and vote at the EGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude Shareholders from attending and voting in person at the EGM or at any adjournment thereof should they so wish.

SUPPLEMENTAL NOTICE OF EGM

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

The Directors as at the date hereof, are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

20 October 2012

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